EXHIBIT 10(AD)

EXECUTION VERSION

AMENDMENT NO. 3

To

PURCHASE AND SALE AGREEMENT

by and between

PERRYVILLE ENERGY PARTNERS, L.L.C.

And

ENTERGY LOUISIANA, INC.

Dated as of October 21, 2004

TABLE OF CONTENTS

EXHIBITS AND SCHEDULES

Item	Description
Exhibit K	Form of Transmission Line and Access Servitude Agreement[1]
Exhibit L	Form of Termination of Pre-Closing Interconnection Agreement
Exhibit M	Form of Interconnection and Service Charge Agreement
Exhibit N	Form of Interconnection Agreement
Exhibit O	Form of Interconnection Facilities Maintenance Agreement
Exhibit P	Disclaimer Order
Exhibit Q	Form of Supplemental Order
Schedule 1.1A	Cap Ex/O&M Budget; Form of Monthly Financial Report
Schedule 1.1E	Certain Permitted Encumbrances[2]
Schedule 1.1F	Preliminary Title Commitment[3]
Schedule 1.1H	Purchaser's Required Regulatory Approvals
Schedule 1.1K	Seller's Required Regulatory Approvals
Schedule 1.1L	Interconnection Facilities[4]
Schedule 2.1(a)	Owned Immovable Property[5]
Schedule 2.1(c)	Tangible Movable Property
Schedule 2.1(d)	Purchased Inventory; Form of Inventory Report
Schedule 2.1(f)	Permits
Schedule 2.1(g)	Certain Books and Records
Schedule 3.7	Allocation

[1] To be further modified in accordance with Section 2.19 of this Amendment.
[2] To be attached in accordance with Section 2.22 of this Amendment.
[3] To be attached in accordance with Section 2.23 of this Amendment.
[4] To be further modified in accordance with Section 2.26 of this Amendment.
[5] To be attached in accordance with Section 2.27 of this Amendment.

AMENDMENT NO. 3 TO
PURCHASE AND SALE AGREEMENT

THIS AMENDMENT NO. 3 TO PURCHASE AND SALE AGREEMENT, dated as of October 21, 2004 (this "*Amendment*"), is made and entered into by and between Perryville Energy Partners, L.L.C., a limited liability company organized and existing under the laws of the State of Delaware ("*Seller*"), and Entergy Louisiana, Inc., a corporation organized and existing under the laws of the State of Louisiana ("*Purchaser*").

RECITALS

A.   Seller and Purchaser are parties to that certain Purchase and Sale Agreement, dated as of January 28, 2004, as amended by that certain Amendment No. 1, dated as of May 7, 2004, and that certain Amendment No. 2, dated as of June 30, 2004 (the "*Purchase and Sale Agreement*"), pursuant to which Seller has agreed to sell and assign to Purchaser, and Purchaser has agreed to purchase and assume from Seller, all of Seller's and the Assigning Affiliates' right, title and interest in, to and under the Purchased Assets (such term and all other capitalized terms used and not otherwise defined in these Recitals have the meaning ascribed in Section 1.1), on the terms and subject to the conditions set forth in the Purchase and Sale Agreement.

B.   Seller and Purchaser desire to amend the Purchase and Sale Agreement in certain respects.

NOW, THEREFORE, in consideration of the foregoing recitals and the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1   Certain Defined Terms. Capitalized terms when used, but not defined, in this Amendment have the meanings ascribed thereto in the Purchase and Sale Agreement.

Section 1.2   Certain Interpretive Matters. In this Amendment, unless the context otherwise requires, the interpretive conventions set forth in Section 1.2 of the Purchase and Sale Agreement shall apply.

ARTICLE 2

AMENDMENTS

Section 2.1   Amendment of Recital D and Sections 3.1(a)(ii), 3.1(a)(iii), 4.2 and 4.3. Each of Recital D and Sections 3.1(a)(ii), 3.1(a)(iii), 4.2 and 4.3 of the Purchase and Sale

Agreement is hereby amended by deleting each occurrence of "the Approval Order" therein and by inserting in lieu thereof "each of the Approval Order and the Supplemental Order".

Section 2.2   Amendment and Restatement of Definition of Ancillary Agreements. The definition of the term "Ancillary Agreements" set forth in Section 1.1 of the Purchase and Sale Agreement is hereby amended and restated in its entirety as follows:

> ""*Ancillary Agreements*" means (i) the Guaranty, (ii) the Bill of Sale, (iii) the Assignment and Assumption Agreement, (iv) the Cash Sale, (v) the CCGT LTSA Substitute Agreement, (vi) the CCGT LTSA Termination Agreement, (vii) the CT LTSA Substitute Agreement, (viii) the CT LTSA Termination Agreement, (ix) the Interim Power Purchase Agreement, (x) the Parts Title and Indemnity Agreement, (xi) the Notice of Renunciation and Indemnity, (xii) the Transmission Line and Access Servitude Agreement, (xiii) the Termination of Pre-Closing Interconnection Agreement, (xiv) the Interconnection and Service Charge Agreement, (xv) the Interconnection Agreement, (xvi) the Interconnection Facilities Maintenance Agreement and (xvii) any additional agreements and instruments of sale, transfer, conveyance, assignment and assumption that may be executed and delivered by any Party or any Affiliate thereof at the Closing, if any."

Section 2.3   Amendment and Restatement of Definition of Interconnection Facilities. The definition of the term "Interconnection Facilities" set forth in Section 1.1 of the Purchase and Sale Agreement is hereby amended and restated in its entirety as follows:

> ""*Interconnection Facilities*" means the assets set forth on *Schedule 1.1L*."

Section 2.4   Amendment of Definition of Interim Power Purchase Agreement. The definition of the term "Interim Power Purchase Agreement" set forth in Section 1.1 of the Purchase and Sale Agreement is hereby amended by adding the following at the end of such definition:

> ", as amended by that certain Amendment to Power Purchase Agreement, dated as of September 20, 2004, between Seller and ESI, as agent for Purchaser and Entergy Gulf States, Inc., and as may be further amended from time to time".

Section 2.5   Amendment of Definition of Project and Deletion of Definition of Protective Apparatus.

(a)   The definition of the term "Project" set forth in Section 1.1 of the Purchase and Sale Agreement is hereby amended by deleting the phrase, "including ancillary equipment, Interconnection Facilities and Protective Apparatus and any additions thereto or replacements thereof" and replacing it with ""including ancillary equipment and Interconnection Facilities and any additions thereto or replacements thereof".

(b)   The definition of the term "Protective Apparatus" is hereby deleted in its entirety from Section 1.1 of the Purchase and Sale Agreement.

Section 2.6   Addition of Defined Terms. The following defined terms are added to Section 1.1 of the Purchase and Sale Agreement as follows:

""*Disclaimer Order*" means an order of FERC disclaiming jurisdiction over the disposition of the Purchased Assets from Seller to Purchaser under the Federal Power Act, a true and correct copy of which is attached as Exhibit P.

"*Final FERC Order*" means an order of FERC: (a) as to which no filing, intervention, appeal or notice of appeal (i) to amend or make additional findings of fact, (ii) to alter or amend the requested relief to which such order relates, or (iii) to request rehearing, reconsideration or application for review of the requested relief to which such order relates, or other similar filing, intervention, appeal or notice of appeal shall have been filed within the time for appeal or notice of appeal (collectively, a " *Specified Challenge*"), or, if there has been a Specified Challenge, it has been disposed of in a manner that upholds and affirms the requested relief to which such order relates in all respects without the possibility for any further appeal therefrom; and (b) as to which the time for instituting or filing an appeal shall have expired.

"*Interconnection Agreement*" means the Interconnection Agreement, substantially in the form of Exhibit N, to be executed and delivered by Seller and Purchaser prior to the Closing and that will become effective upon the Closing.

"*Interconnection Assets*" means the Interconnection Facilities and any books and records, power sales agreements, rate schedules, tariffs and any other asset of Seller the transfer of which would be subject to FERC jurisdiction under the Federal Power Act.

"*Interconnection and Service Charge Agreement*" means the Interconnection and Service Charge Agreement, substantially in the form of Exhibit M, to be executed and delivered by Seller and Purchaser prior to the Closing and that will become effective upon the Closing.

"*Interconnection Facilities Maintenance Agreement*" means the Interconnection Facilities Maintenance Agreement, substantially in the form of Exhibit O, to be executed and delivered by Seller and Purchaser at the Closing.

"*Interconnection Facilities Survey*" means surveys of the portion of the Project Site that is FERC jurisdictional under the Federal Power Act and the servitude to be granted pursuant to the Transmission Line and Access Servitude Agreement.

"*Supplemental Order*" has the meaning set forth in the Third Amendment.

"Termination of Pre-Closing Interconnection Agreement" means the Termination of Pre-Closing Interconnection Agreement, substantially in the form of Exhibit L, to be executed and delivered by Seller and Purchaser prior to the Closing and that will become effective upon the Closing.

"Third Amendment" means Amendment No. 3 to the Purchase and Sale Agreement, dated as of October 21, 2004, between Seller and Purchaser.

"Transmission Line and Access Servitude Agreement" means the Transmission Line and Access Servitude Agreement, substantially in the form of Exhibit K, to be executed and delivered by Purchaser at the Closing."

Section 2.7   Amendment of Section 2.2.   Section 2.2 of the Purchase and Sale Agreement is hereby amended by adding the following clause after clause (r):

"(s)   The Interconnection Assets."

Section 2.8   Amendment of Section 3.1(b).   Section 3.1(b) of the Purchase and Sale Agreement is hereby amended by renumbering clause (vi) as clause (vii) and by adding the following clause as a new clause (vi):

"(vi)   Transmission Line and Access Servitude Agreement in a form suitable for recording;"

Section 2.9   Amendment of Section 3.2.   Section 3.2 of the Purchase and Sale Agreement is hereby amended and restated in its entirety as follows:

"The initial purchase price for the Purchased Assets being sold shall be One Hundred Sixty Two Million Ninety Six Thousand Four Hundred Thirty Five Dollars (U.S. $162,096,435) (the *Initial Purchase Price*")."

Section 2.10   Amendment of Section 3.3(b).   Section 3.3(b) of the Purchase and Sale Agreement is hereby amended by deleting "one million eight hundred eighty two thousand seven hundred and seventy seven Dollars ($1,882,777) (the "*Inventory Threshold*")" and by inserting in lieu thereof "One Million Eight Hundred Seventy Three Thousand One Hundred Fifty Two Dollars ($1,873,152) (the "*Inventory Threshold*")".

Section 2.11   Amendment of Section 8.4.   Section 8.4 of the Purchase and Sale Agreement is hereby amended and restated in its entirety as follows:

"(a)   All of Purchaser's Required Regulatory Approvals, other than those described in clause (b) of the definition thereof and Item 6 and Item 7 of Part I of *Schedule 1.1H*, and all of Purchaser's Required Consents shall have been obtained and shall not have been granted subject to or containing any terms or conditions not satisfactory to Purchaser in its sole discretion.

(b)   All of Purchaser's Required Regulatory Approvals described in clause (b) of the definition thereof shall have been obtained and shall not have been granted subject to or containing any terms or conditions not satisfactory to Purchaser, in its sole discretion, or Purchaser and each of the Participating Entergy Operating Companies shall have obtained such other regulatory treatment as shall be acceptable to them in their sole discretion.

(c)   All of Purchaser's Required Regulatory Approvals described in each of Item 6 and Item 7 of Part I of *Schedule 1.1H* shall have been obtained and shall not have been granted subject to or containing any terms or conditions not reasonably satisfactory to Purchaser.

(d)   All of Seller's Required Regulatory Approvals, other than those described in Item 1 of *Schedule 1.1K*, and Seller's Required Consents shall have been made or obtained and shall be in such forms as could not reasonably be expected to (i) materially impair the authority, right or ability of Purchaser to consummate the Transactions or of Purchaser or any Participating Entergy Operating Company to consummate the Participating Entergy Operating Company Transactions, (ii) have a material adverse effect on the business, assets, properties, financial condition, results of operations or prospects of the Business, Purchaser or any Participating Entergy Operating Company, (iii) require any modification to this Agreement, any Ancillary Agreement, the Transactions or the Participating Entergy Operating Company Transactions, or (iv) impose any restrictions upon Purchaser's ownership or operation of the Purchased Assets or Purchaser's or any Participating Entergy Operating Company's ownership of their respective assets or operation of their respective businesses.

(e)   Such Seller's Required Regulatory Approvals described in Item 1 of *Schedule 1.1K* shall have been obtained and shall not have been granted subject to or containing any terms or conditions not reasonably satisfactory to Purchaser."

Section 2.12   Amendment of Section 8.19.   Section 8.19 of the Purchase and Sale Agreement is hereby amended and restated in its entirety as follows:

"**Section 8.19. Entry of Orders by Bankruptcy Court.** The Bankruptcy Court shall have entered each of the Approval Order and the Supplemental Order, and each of the Approval Order and the Supplemental Order shall have become a Final Order and shall not then be vacated, stayed, or reversed, or modified, amended, or supplemented in any manner adverse in any material respect to Purchaser in its reasonable opinion."

Section 2.13   Addition of Section 8.23.   Article 8 of the Purchase and Sale Agreement is hereby amended by adding the following as Section 8.23:

"**Section 8.23   Termination of Pre-Closing Interconnection Agreement, Interconnection and Service Charge Agreement, Interconnection**

Agreement and Interconnection Facilities Maintenance Agreement. Each of the Termination of Pre-Closing Interconnection Agreement, Interconnection and Service Charge Agreement, Interconnection Agreement and Interconnection Facilities Maintenance Agreement shall be in full force and effect."

Section 2.14 Amendment of Section 9.9. Section 9.9 of the Purchase and Sale Agreement is hereby amended and restated in its entirety as follows:

"**Section 9.9. Entry of Orders by Bankruptcy Court.** The Bankruptcy Court shall have entered each of the Approval Order and the Supplemental Order, and each of the Approval Order and the Supplemental Order shall have become a Final Order and shall not then be vacated, stayed, or reversed, or modified, amended, or supplemented in any manner adverse in any material respect to Seller in its reasonable opinion."

Section 2.15 Addition of Section 9.11. Article 9 of the Purchase and Sale Agreement is hereby amended by adding the following as Section 9.11:

"**Section 9.11 Termination of Pre-Closing Interconnection Agreement, Interconnection and Service Charge Agreement, Interconnection Agreement and Interconnection Facilities Maintenance Agreement.** Each of the Termination of Pre-Closing Interconnection Agreement, Interconnection and Service Charge Agreement, Interconnection Agreement and Interconnection Facilities Maintenance Agreement shall be in full force and effect."

Section 2.16 Amendment of Section 10.1(c)(iii). Section 10.1(c)(iii) of the Purchase and Sale Agreement is hereby amended and restated in its entirety as follows:

"(iii)   if the conditions of the terminating Party for the Closing have not been fulfilled or waived on or before December 31, 2005 (the "*Termination Date*");"

Section 2.17 Amendment of Sections 10.1(d), 10.1(e), 10.1(f), 10.1(g) and 10.1(h). Each of Sections 10.1(d), 10.1(e), 10.1(f), 10.1(g), and 10.1(h) of the Purchase and Sale Agreement is hereby amended and restated in its entirety as follows:

"(d)   By Purchaser upon written notice to Seller at any time prior to the Closing if any of Purchaser's Required Regulatory Approvals, other than those described in clause (b) of the definition of Purchaser's Required Regulatory Approvals and Item 6 and Item 7 of Part I of *Schedule 1.1H*, shall have been finally denied or shall have been granted subject to or containing any terms or conditions not satisfactory to Purchaser in its sole discretion;

(e)   By Purchaser upon written notice to Seller at any time prior to the Closing (i) if any of Purchaser's Required Regulatory Approvals described in clause (b) of the definition of Purchaser's Required Regulatory Approvals shall have been finally denied or granted subject to or containing any terms or conditions not satisfactory to Purchaser and the Participating Entergy Operating Companies, in their sole discretion, and Purchaser or any of the relevant Participating Entergy Operating Companies shall not have been granted such other regulatory treatment as shall be acceptable to it in its sole and absolute discretion or (ii) if any of Purchaser's Required Regulatory Approvals described in Item 7 of Part I of *Schedule 1.1H* shall have been finally denied or shall have been granted subject to or containing any terms or conditions not reasonably satisfactory to Purchaser;

(f)   By Purchaser upon written notice to Seller at any time prior to the Closing (i) if any of Seller's Required Regulatory Approvals, other than those described in Item 1 of *Schedule 1.1K*, shall have been finally denied or shall have been granted in such form(s) as could reasonably be expected to have a Material Adverse Effect on Purchaser or any of the Participating Entergy Operating Companies or (ii) if Seller's Required Regulatory Approvals described in Item 1 of *Schedule 1.1K* shall have been finally denied or shall have been granted subject to or containing any terms or conditions not reasonably satisfactory to Purchaser;

(g)   By Seller upon written notice to Purchaser at any time prior to the Closing if any of Seller's Required Regulatory Approvals shall have been finally denied or shall have been granted subject to or containing any terms or conditions not reasonably satisfactory to Seller;

(h)   By Seller upon written notice to Purchaser at any time prior to the Closing if any of Purchaser's Required Regulatory Approvals, other than those described in Item 6 of Part I of *Schedule 1.1H*, shall have been finally denied or shall have been granted in such form(s) as could reasonably be expected to have a Material Adverse Effect on Seller;"

Section 2.18   Amendment of Section 10.3(a). Section 10.3(a) of the Purchase and Sale Agreement is hereby amended by inserting the following at the end of the first sentence thereof:

"provided, however, that notwithstanding the foregoing, Seller shall not be obligated to pay such Liquidated Damages to the extent that the right to terminate this Agreement in accordance with Section 10.1(j), Section 10.1(k), Section 10.1(l), Section 10.1(m), Section 10.1(o) or Section 10.1(n) arose solely as a result of Purchaser failing to make any election to extend the Delivery Term (as defined in the Interim Power Purchase Agreement) in accordance with Section 2.1 of the Interim Power Purchase Agreement; provided further, however, that the foregoing proviso shall not apply if any request for approval from the Louisiana Public Service Commission in connection with any extension of the Delivery Term shall have been denied or granted subject to or containing any terms or conditions not satisfactory to Purchaser in its sole discretion, or Purchaser shall not have been granted such other regulatory treatment as shall be acceptable to it in its sole and absolute discretion"

Section 2.19   Addition of Exhibit K. Exhibit K (Form of Transmission Line and Access Servitude Agreement), attached hereto, is hereby added as Exhibit K to the Purchase and Sale Agreement, which shall be further amended as required to reflect the Interconnection Facilities Survey upon (x) delivery of such modified Exhibit K from Purchaser to Seller promptly after execution of this Amendment and (y) attachment of such modified Exhibit K hereto and to the Purchase and Sale Agreement within forty five (45) after such delivery in form and substance reasonably satisfactory to each of Seller and Purchaser.

Section 2.20   Addition of Other Exhibits. The following Exhibits, attached hereto, are hereby added as Exhibits to the Purchase and Sale Agreement:

Exhibit L	Form of Termination of Pre-Closing Interconnection Agreement
Exhibit M	Form of Interconnection and Service Charge Agreement
Exhibit N	Form of Interconnection Agreement
Exhibit O	Form of Interconnection Facilities Maintenance Agreement
Exhibit P	Disclaimer Order
Exhibit Q	Form of Supplemental Order

Section 2.21   Amendment of Schedule 1.1A. Schedule 1.1A (Cap Ex/O&M Budget; Form of Monthly Financial Report) to the Purchase and Sale Agreement is hereby amended and replaced in its entirety with the attached Schedule 1.1A.

Section 2.22   Amendment of Schedule 1.1E.   Schedule 1.1E (Certain Permitted Encumbrances) to the Purchase and Sale Agreement shall be amended and replaced in its entirety as required to reflect the Interconnection Facilities Survey upon (x) delivery of such modified Schedule 1.1E from Purchaser to Seller promptly after execution of this Amendment and (y) attachment of such modified Schedule 1.1E hereto and to the Purchase and Sale Agreement within forty five (45) days after such delivery in form and substance reasonably satisfactory to each of Seller and Purchaser.

Section 2.23   Amendment of Schedule 1.1F.   Schedule 1.1F (Preliminary Title Commitment) to the Purchase and Sale Agreement shall be amended and replaced in its entirety as required to reflect the Interconnection Facilities Survey upon (x) delivery of such modified Schedule 1.1F from Purchaser to Seller promptly after execution of this Amendment and (y) attachment of such modified Schedule 1.1F hereto and to the Purchase and Sale Agreement within forty five (45) after such delivery in form and substance reasonably satisfactory to each of Seller and Purchaser.

Section 2.24   Amendment of Schedule 1.1H.   Schedule 1.1H (Purchaser's Required Regulatory Approvals) to the Purchase and Sale Agreement is hereby amended and replaced in its entirety with the attached Schedule 1.1H.

Section 2.25   Amendment of Schedule 1.1K.   Schedule 1.1K (Seller's Required Regulatory Approvals) to the Purchase and Sale Agreement is hereby amended and replaced in its entirety with the attached Schedule 1.1K.

Section 2.26   Addition of Schedule 1.1L.   Schedule 1.1L (Interconnection Facilities), attached hereto, is hereby added as Schedule 1.1L to the Purchase and Sale Agreement, which shall be further amended as required to reflect the Interconnection Facilities Survey upon (x) delivery of such modified Schedule 1.1L from Purchaser to Seller promptly after execution of this Amendment and (y) attachment of such modified Schedule 1.1L hereto and to the Purchase and Sale Agreement within forty five (45) after such delivery in form and substance reasonably satisfactory to each of Seller and Purchaser.

Section 2.27   Amendment of Schedule 2.1(a).   Schedule 2.1(a) (Owned Immovable Property) to the Purchase and Sale Agreement shall be amended and replaced in its entirety as required to reflect the Interconnection Facilities Survey upon (x) delivery of such modified Schedule 2.1(a) from Purchaser to Seller promptly after execution of this Amendment and (y) attachment of such modified Schedule 2.1(a) hereto and to the Purchase and Sale Agreement within forty five (45) days after such delivery in form and substance reasonably satisfactory to each of Seller and Purchaser.

Section 2.28   Amendment of Schedule 2.1(c).   Schedule 2.1(c) (Tangible Movable Property) to the Purchase and Sale Agreement is hereby amended and replaced in its entirety with the attached Schedule 2.1(c).

Section 2.29   Amendment of Schedule 2.1(d).   Schedule 2.1(d) (Purchased Inventory; Form of Inventory Report) to the Purchase and Sale Agreement is hereby amended and replaced in its entirety with the attached Schedule 2.1(d).

Section 2.30   Amendment of Schedule 2.1(f).   Schedule 2.1(f) (Permits) to the Purchase and Sale Agreement is hereby amended and replaced in its entirety with the attached Schedule 2.1(f).

Section 2.31   Amendment of Schedule 2.1(g).   Schedule 2.1(g) (Certain Books and Records) to the Purchase and Sale Agreement is hereby amended and replaced in its entirety with the attached Schedule 2.1(g).

Section 2.32   Amendment of Schedule 3.7.   Schedule 3.7 (Allocation) to the Purchase and Sale Agreement is hereby amended and replaced in its entirety with the attached Schedule 3.7.

ARTICLE 3

EFFECTIVE DATE OF AMENDMENTS; BANKRUPTCY ACTIONS

Section 3.1   Effective Date of Amendments. (a) Except for ARTICLE 1, ARTICLE 3 and ARTICLE 4 of this Amendment, which shall become effective as of the date hereof, this Amendment shall not become effective unless and until the Bankruptcy Court shall have entered the Supplemental Order, and the Supplemental Order shall have become a Final Order and shall not then be vacated, stayed, or reversed, or modified, amended, or supplemented in any manner adverse in any material respect to each of Purchaser or Seller in its reasonable opinion; provided, however, that if (x) the Disclaimer Order shall not become a Final FERC Order or shall be vacated, stayed, or reversed, or modified, amended, or supplemented in any manner adverse in any material respect to Purchaser or Seller in its reasonable opinion or (y) each of Seller and Purchaser shall not execute and deliver to the other confirmation that the Parties have mutually agreed to the attachment of Exhibit K, Schedule 1.1E, Schedule 1.1F, Schedule 1.1L, and Schedule 2.1(a) hereto and to the Purchase and Sale Agreement in accordance with Section 2.19 Section 2.22, Section 2.23, Section 2.26, and Section 2.27 of this Amendment, this Amendment shall become effective only with respect to the provisions of Section 2.1, Section 2.4, Section 2.12, Section 2.14, Section 2.16, Section 2.18 and Section 2.21 of this Amendment.

(b)   Commencing on the date hereof, each Party shall use its Commercially Reasonable Efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, and to assist and cooperate with the other Party in taking or doing, all things necessary, proper or advisable to cause this Amendment to become effective in its entirety, which shall include without limitation (i) using Commercially Reasonable Efforts to obtain reconsideration and reversal by the Louisiana Public Service Commission or any Governmental Authority with applicable jurisdiction within sixty (60) days if any request for approval from the Louisiana Public Service Commission in connection with any extension of the Delivery Term (as defined in the Interim Power Purchase Agreement) shall have been denied or granted subject to or containing any terms or conditions not satisfactory to Purchaser in its sole discretion or Purchaser shall not have been granted such other regulatory treatment as shall be acceptable to it in its sole and absolute discretion and (ii) designating a senior executive officer upon notice from either Party to meet at least one (1) Business Day to review and negotiate in good faith all appropriate action necessary, proper or advisable to cause this Amendment to become effective in its entirety.

Section 3.2   Bankruptcy Actions. (a) No later than ten (10) Business Days after the execution of this Amendment, Seller shall file with the Bankruptcy Court a motion, in form and substance reasonably satisfactory to Purchaser (the "*Supplemental Motion*"), seeking, among other things, entry of an order that approves and incorporates the terms of this Amendment, which order shall be in substantially the form of Exhibit Q (the "*Supplemental Order*").   Seller shall use Commercially Reasonable Efforts to have the Bankruptcy Court enter the Supplemental Order as soon as practicable and not vacate, stay, amend, reverse, supplement, or modify such Supplemental Order.   Seller shall not withdraw the Supplemental Motion or seek to revoke, modify, or supplement the Supplemental Motion or the Supplemental Order without the prior written consent of Purchaser. Furthermore, Seller shall use Commercially Reasonable Efforts to obtain any other approvals or consents from the Bankruptcy Court that may be reasonably necessary to effect this Amendment.

(b)　　Purchaser shall use its Commercially Reasonable Efforts to assist Seller in obtaining the Supplemental Order, including providing testimony as required at any hearing before the Bankruptcy Court.

(c)　　Seller shall promptly provide Purchaser with drafts of all documents, motions, orders, filings, or pleadings that Seller or any Affiliate thereof proposes to file with the Bankruptcy Court or any other court or tribunal which relate in any direct manner to (i) this Amendment; (ii) the Supplemental Motion; or (iii) entry of the Supplemental Order, and will provide Purchaser with a reasonable opportunity to review such documents in advance of their service and filing. Seller shall consult and cooperate with Purchaser, and consider in good faith the views of Purchaser, with respect to all such filings.

(d)　　As used in this Amendment,

(i)　　"*Disclaimer Order*" means an order of FERC disclaiming jurisdiction over the disposition of the Purchased Assets from Seller to Purchaser under the Federal Power Act, a true and correct copy of which is attached as Exhibit P hereto; and

(ii)　　"*Final FERC Order*" means an order of FERC: (a) as to which no filing, intervention, appeal or notice of appeal (i) to amend or make additional findings of fact, (ii) to alter or amend the requested relief to which such order relates, or (iii) to request rehearing, reconsideration or application for review of the requested relief to which such order relates, or other similar filing, intervention, appeal or notice of appeal shall have been filed within the time for appeal or notice of appeal (collectively, a " *Specified Challenge*"), or, if there has been a Specified Challenge, it has been disposed of in a manner that upholds and affirms the requested relief to which such order relates in all respects without the possibility for any further appeal therefrom; and (b) as to which the time for instituting or filing an appeal shall have expired.

(e)　　To the extent that the Supplemental Order shall become vacated, stayed, or reversed, or supplemented, amended, or modified in any manner adverse in any material respect to Purchaser in its reasonable opinion and such vacation, stay, reversal, supplement, amendment or modification, as the case may be, shall not be cured to the reasonable satisfaction of Purchaser within ten (10) Business Days after the occurrence thereof, this Amendment may be terminated by Purchaser upon five (5) Business Days notice to Seller and neither Party shall have any liability to the other Party with respect to this Amendment except for any breach of the provisions of Section 3.1(b) or Section 3.2 prior to such termination.

ARTICLE 4

MISCELLANEOUS

Section 4.1   No Other Amendments. Except as expressly amended hereby, the Purchase and Sale Agreement shall remain unmodified and in full force and effect.

Section 4.2   General Provisions Incorporated. The provisions of Article 11 of the Purchase and Sale Agreement are incorporated herein, *mutatis mutandis*.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the date first set forth above.

PERRYVILLE ENERGY PARTNERS, L.L.C.

By   /s/ William G. Fontenot
        Name: William G. Fontenot
        Title: Manager

ENTERGY LOUISIANA, INC.

By   /s/ E. Renae Conley
        Name: E Renae Conley
        Title: President and Chief Executive Officer